[redacted]

03014304

AP 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC MAIL RECEIVED MAR 06 2003 WASH. D.C. 155 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANTA BARBARA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 GARDEN STREET
(No. and Street)

SANTA BARBARA	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STACI TETER (805) 966-1793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFARLANE FALETTI & CO., LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St., Ste. 200	Santa Barbara	CA	93101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, CARL LINDROS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANTA BARBARA SECURITIES, INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Notary Public

TERESA ORTIZ-PEREZ
Commission # 1299048
Notary Public - California
Santa Barbara County
My Comm. Expires Mar 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANTA BARBARA SECURITIES, INC.
INDEX
DECEMBER 31, 2002 AND 2001

Page

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULE:

INTERNAL CONTROL:

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

INDEPENDENT AUDITORS' REPORT

Board of Directors
Santa Barbara Securities, Inc.

We have audited the statements of financial condition of Santa Barbara Securities, Inc. (a California Subchapter S Corporation) as of December 31, 2002 and 2001 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Barbara Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 11, 2003

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash and cash equivalents	$ 95,167	$ 117,374
Receivable from correspondent broker (Note 2)	13,223	15,630
Other receivables	266	299
Total Current Assets	108,656	133,303
Investments (Note 3)	51,851	3,300
Total Assets	$ 160,507	$ 136,603

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current Liabilities:		
Accounts payable and accrued expenses	$ 35,509	$ 18,187
Stockholder's Equity:		
Voting common stock, no par value; 50,000 shares authorized; 1,000 shares outstanding	10,000	10,000
Retained earnings	114,998	108,416
Total Stockholder's Equity	124,998	118,416
Total Liabilities and Stockholder's Equity	$ 160,507	$ 136,603

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue:		
Commissions	$ 287,461	$ 357,884
Fees	637,391	546,497
Other	149	4,349
Total Revenue	925,001	908,730
Expenses:		
Employee compensation and benefits (Note 4)	802,049	713,312
Correspondent broker clearing charges	39,185	64,141
Commissions	21,030	52,191
Occupancy	6,902	20,509
Communications	9,171	10,062
Interest expense	-	1,084
Other selling and administrative	39,282	33,329
Total Expenses	917,619	894,628
Net income before provision for taxes	7,382	14,102
Provision for Taxes (Note 5)	800	800
Net Income	$ 6,582	$ 13,302

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, December 31, 2000	1,000	$ 10,000	$ 105,114	$ 105,114
Redemption of Stockholder's Interest			$ (10,000)	$ (10,000)
Net Income - 2001			13,302	13,302
Balances, December 31, 2001	1,000	10,000	108,416	118,416
Net Income - 2002			6,582	6,582
Balances, December 31, 2002	1,000	$ 10,000	$ 114,998	$ 124,998

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities:		
Net income	$ 6,582	$ 13,302
Adjustment to reconcile net income to cash provided by operating activities:		
Realized gain on maturity of investments	-	362
Change in unrealized loss on investments	-	(239)
Changes in:		
Receivable from correspondent broker	2,407	13,192
Prepaid expenses and other receivables	33	(299)
Investment in other assets	-	1,500
Accounts payable and accrued expenses	17,322	(103,843)
Cash Provided/(Used) by Operating Activities	26,344	(76,025)
Cash Flows from Investing Activities:		
Purchase of investments	(58,183)	-
Proceeds from maturity of certificate of deposit	-	100,000
Proceeds from sale of investments	9,632	17,827
Cash (Used)/Provided by Investing Activities	(48,551)	117,827
Cash Flows from Financing Activities:		
Payment for corporate stock	-	(123,553)
Net decrease in cash	(22,207)	(81,751)
Cash and Cash Equivalents at Beginning of Year	117,374	199,125
Cash and Cash Equivalents at End of Year	$ 95,167	$ 117,374

Supplemental disclosure of cash flow information:

	2002	2001
Cash paid during the year for income taxes	$ 800	$ 800
Cash paid during the year for interest	$ -	$ 1,084

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Corporation:

Santa Barbara Securities (the Company) (a California "S" Corporation) is a full-service stock brokerage company providing brokerage services to individuals and businesses primarily in Santa Barbara County.

Securities Transactions

Securities transactions are recorded in the financial statements on a trade date basis. Securities owned are stated at market value, and any unrealized gains or losses are reflected in income. The Company uses the first-in, first-out method to determine the cost when calculating realized gains and losses.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days, including cash in checking accounts and money market accounts.

Investments

Investments are recorded at fair market value and are considered available for trading.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenue and expenses.

Significant estimates include the estimate of the collectability of accounts receivable. It is possible that actual results within the next year may differ from management's estimates.

Reclassifications

Certain reclassifications have been made to the December 31, 2001 balances, as reported in the prior year financial statements, to make them comparable to the balances reported for the year ended December 31, 2002.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected "S" Corporation status for both federal and California income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through, under federal law, on a pro-rata basis to the shareholders who report the income on their individual returns. California recognizes "S" Corporations as a pass-through entity; however, the state imposes a minimum of $800 or a 1.5% tax on income at the corporate level.

NOTE 2: RECEIVABLE FROM CORRESPONDENT BROKER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the correspondent broker relates to the aforementioned transactions. No allowance for doubtful accounts has been made for this receivable as management considers the balance to be fully collectible.

NOTE 3: INVESTMENTS

At December 31, 2002, the Company holds units of Federal Home Loan Mortgage Association at a fair market value of $48,551 and holds warrants valued at $3,300. The fair market values of both approximate cost.

In 2001, the Company's investments consisted of warrants valued at $3,300.

NOTE 4: PENSION PLAN

The Company has a defined contribution pension plan that covers full-time employees who are at least 21 years of age and have one year of service as of the plan entry date. The Company contributes 17.6% of salary, up to $30,000, on behalf of each plan participant. Pension contributions charged to expense in 2002 and 2001 were $62,924 and $59,223 respectively.

NOTE 5: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate.

The provisions for California income taxes for 2002 and 2001 consist of $800 for each year.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company receives net fees from the sale of trust deeds from another company owned by the Company's shareholder. The fees are included in fee income and amounted to $451,750 in 2002 and $411,500 in 2001, which represents approximately 50% of total income in 2002.

The Company currently occupies space, on a month-to-month basis, in an office building owned by the Company's shareholder. The shareholder is not charging the Company rent. The fair market value of the rent is approximately $2,200 per month.

NOTE 7: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. At December 31, 2002, the Company had net capital as computed under Rule 15c3-1 of $123,210 which was $73,210 in excess of the $50,000 required to be maintained. At December 31, 2001, the Company had net capital as computed under Rule 15c3-1 of $114,817 which was $64,817 in excess of the $50,000 required.

NOTE 8: CONCENTRATIONS OF RISKS

As is common in the industry, the Company focuses on one main market, Santa Barbara County, uses one correspondent broker, and generates revenues primarily from commissioned sales.

SUPPLEMENTAL SCHEDULE

SANTA BARBARA SECURITIES, INC.
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002 AND 2001

	2002	2001
Net Capital:		
Total stockholders' equity	$ 124,998	$ 118,416
Deduct - Nonallowable Assets:		
Petty cash	(83)	
Investments	(3,300)	(3,300)
Other receivables	(266)	(299)
Net capital before haircuts	121,349	114,817
Haircuts:		
2% of money market funds	(1,861)	-
Net Capital	123,210	114,817
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $50,000 whichever is greater	50,000	50,000
Excess Net Capital	$ 73,210	$ 64,817
Aggregate indebtedness	$ 35,509	$ 18,187
Ratio: Aggregate indebtedness to net capital	0.29	0.16

Note 1: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 filed by Santa Barbara Securities, Inc. in its Form X-17A-5 with the Securities and Exchange Commission in January, 2003.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

Board of Directors
Santa Barbara Securities, Inc.

In planning and performing our audit of the financial statements of Santa Barbara Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 11, 2003

MACFARLANE
FALETTI & CO.
L.L.P
CERTIFIED PUBLIC ACCOUNTANTS